Filed by Team, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Furmanite Corporation

Commission File No. 001-05083

TISI Employee FAQ

1.	What was announced today?

•	Team, Inc. and Furmanite Corporation announced that the Boards of Directors of both companies have unanimously approved a definitive merger agreement under which Team will acquire all of the outstanding shares of Furmanite in an all stock transaction valued at approximately $335 million, including the assumption of debt.

2.	Who is Furmanite?

•	Furmanite is one of the larger specialty industrial services companies, providing world class solutions to meet customers’ needs through 80 offices on six continents.

•	Furmanite delivers a wide portfolio of mechanical and inspection services, and we have been worthy competitors over a long period of time.

•	Furmanite’s global headquarters are located right in our neighborhood, in Houston, with other offices throughout the US and in Rotterdam, Netherlands, Kendal, United Kingdom and Melbourne, Australia.

3.	Why is Team combining with Furmanite?

•	We are confident that Furmanite and Team will achieve more than either of us could achieve on our own as standalone companies.

•	This combination brings balance to our entire portfolio of service offerings. Through this transaction, Team will gain critical scale in our Mechanical Services (MS) Business Unit that rivals the successful IHT Business Unit scale we have established with our recent acquisition of QualSpec.

•	Together with Furmanite, we will approximately double the size of our mechanical services capabilities, which we believe will create more opportunities for both Team and Furmanite employees as part of a larger, stronger company.

4.	What will the combined company look like?

•	The combination will create a company with more than 8,300 employees and 220 locations in 22 countries and pro forma annual revenue of $1.4 billion.

•	The combined company will have enhanced global scale and a strong presence in North America.

5.	What does this mean for me? Will my reporting structure change? My day-to day responsibilities?

•	We expect to complete the merger in the first calendar quarter of 2016.

•	Until that time, Furmanite and Team remain separate companies and it remains business as usual for all of us.

•	You should see no effect on your day-to-day job responsibilities and our focus, as always, must remain on serving our customers safely and effectively and performing your duties to the best of your ability.

•	Once the transaction is complete, we believe there will be more opportunities with this combination for both Team and Furmanite employees as part of a larger, stronger company.

6.	Will there be layoffs? Will any of Team’s locations be closing as a result?

•	We believe there will be more opportunities with this combination for both Team and Furmanite employees as part of a larger, stronger company.

•	This will create the deepest and broadest talent pool in the industry in terms of technical knowledge, experience and capability in all major mechanical service disciplines – and at the same time, resource this exceptional team with an expanded array of equipment resources for standard to specialty mechanical services.

•	As always, we will continue to treat all employees, from Team and Furmanite, with respect and dignity.

7.	Will our leadership change?

•	Upon closing of the transaction, Ted Owen will continue as President and Chief Executive Officer of the combined company.

•	Jeff Ott, President of Quest Integrity Group, will assume the leadership of the new Team-Furmanite Mechanical Services business unit upon closing of the transaction and will continue to serve as the President of the Quest Integrity Group.

•	Pete Wallace, Team’s MS Business Unit President and Chad Murray, an Executive Vice President of Furmanite, will have significant roles in the new organization and work closely with Jeff to create the new organizational structure of the combined mechanical services business.

•	Team will expand its Board of Directors to include Furmanite’s current interim Executive Chairman and CEO, Jeff Davis.

8.	When will the combination be completed?

•	The companies expect to complete the combination in the first calendar quarter of 2016, subject to stockholder approvals and customary regulatory approvals, and other customary closing conditions.

•	Until that time, Team and Furmanite will continue to operate as separate companies.

9.	What should employees expect over the coming months? What are plans to integrate the two companies?

•	This announcement has no impact on our day-to-day operations.

•	It will remain business as usual and Team and Furmanite will remain separate companies until the transaction closes.

•	We may ask some of our employees to participate in the integration planning process and will contact employees individually if their support is needed.

10.	What does this mean for our customers?

•	The combined company will have an enhanced presence around the world.

•	The combination will approximately double the size of Team’s mechanical services capabilities and establish a deeper, broader talent and resource pool that better supports customers across all of our standard and specialty mechanical and inspection and heat treating services.

•	In addition, the capability and capacity of the combined entity will offer an enhanced single-point of accountability and flexibility in addressing some of the most critical needs of our clients; whether as individual services or as part of an integrated specialty industrial services solution.

•	No one in our industry can match the capabilities we can deliver to our customers globally.

11.	What should I say if I’m contacted by people outside the Company?

•	As always, it is important for us to speak with one voice. If you receive any outside inquiries, please immediately forward them to Butch Bouchard (butch.bouchard@teaminc.com; 281-388-5561) or Greg Boane (greg.boane@teaminc.com; 281-388-5541).

12.	Where can I find additional information? Who can I contact if I have any more questions?

•	Keep in mind we have just announced this transaction and are now working to obtain shareholder and regulatory approvals. We are only in the early stages of developing our integration plans.

•	You should continue to speak with your manager or supervisor if you have any further questions.

•	We will keep you updated on important information as we are able to share additional news in the coming weeks and months.

13.	How can I learn more about Furmanite?

•	Furmanite’s website, www.Furmanite.com, is a great place to learn more about the company and its mission, management team, latest news and more.